FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F       ☒       Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

NONE OF THE RIGHTS, THE NEW SHARES, THE CONVERTIBLE EQUITY NOTES AND THE NEW SHARES TO BE ISSUED IN THE PROPOSED EQUITY CAPITAL RAISING, NOR THE SHARES OF FINANSBANK, HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

The Board of Directors of the Hellenic Capital Markets Commission approved on September16, 2010 the Greek Prospectus of National Bank of Greece S.A (“NBG”)’s share capital increase  and issuance of short-term, non-interest-bearing, convertible equity notes. The share capital increase was approved by the Board of Directors of NBG (the “Board”) at a  meeting held on September 10, 2010, pursuant to its authorization by the Second Reiterative General Meeting of Shareholders of NBG which convened on May 15, 2008.  The Board decided that the share capital of NBG will increase by € 607,041,575 in cash and preemption rights in favor of its existing ordinary shares in a ratio of 1 new for every 5 old shares. In particular, 121,408,315 new ordinary shares, each having a nominal value of €5 (hereinafter the “New Shares”) will be issued at the subscription price of €5.20 for each one New Share. In addition, as its meeting dated September 10, 2010, NBG’s Board of Directors approved the issuance of a short-term, non-interest-bearing, convertible equity notes of an aggregate nominal value of €1,183,731,068 with conversion right into ordinary registered shares of NBG. In particular, the Board approved the  issue of 227,640,590 registered convertible equity notes of a nominal value, subscription price and conversion price of €5.20 per convertible equity note with preemption right in favor of existing shareholders in a ratio of 3 convertible notes for every 8 existing ordinary shares of NBG, due on the seventh day following the date of issuance. Each convertible equity note shall be convertible into one ordinary registered share of  NBG with a nominal value of €5.

The timetable for the transaction is as follows:

Timetable:

Key dates (on or about) relating to
Action	Shares	Convertible Equity Notes
CMC Approval of Greek Prospectus	September 16, 2010
Cum- rights Date	September 20, 2010
Ex-Rights Date	September 21, 2010
Record date for the Rights Offering	September 23, 2010
Commencement of the Subscription Period	September 27, 2010
Trading of the rights commences on the ATHEX	September 27, 2010
Trading of the rights ceases on the ATHEX	October 5, 2010
End of the Subscription Period	October 11, 2010
Expected date of the decision of the Hellenic Republic regarding the exercise of its pre-emptive right	October 11, 2010
Expected date of the commencement of the subscription period for the Hellenic Republic	October 12, 2010

Expected date for deposit of Private Placement Price	October 13, 2010
Expected issue date for Convertible Equity Notes and commencement of the Conversion Period		October 13, 2010
Expected date of delivery of the New Shares	October 18, 2010
Expected date of commencement of trading of New Shares on the ATHEX	October 19, 2010
Expected repurchase date for the Convertible Equity Notes		October 19, 2010
Expected maturity date for the Convertible Equity Notes		October 20, 2010 ( up to 9:59am)
Expected date for delivery of the Conversion Shares		October 26, 2010
Expected date for commencement of trading on the ATHEX of the Conversion Shares		October 27, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 20th September, 2010
Chief Executive Officer